Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

____________________

	Six Months Ended June 30, 2007	Three Months Ended June 30, 2007
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	$6,318	$3,182

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(44)	(23)
Fixed charges	424	175
Interest capitalized, net of amortization	(6)	(4)

Earnings available for fixed charges	$6,692	$3,330

Fixed charges:
Interest incurred:
Consumer products	$ 341	$ 133
Financial services	32	16

	373	149

Portion of rent expense deemed to represent interest factor	51	26

Fixed charges	$ 424	$ 175

Ratio of earnings to fixed charges	15.8	19.0

Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	$12,520	$11,319	$10,058	$9,414	$12,831

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(172)	(180)	(134)	(152)	(184)
Dividends from less than 50% owned affiliates	196	170	154	116	16
Fixed charges	927	1,082	938	899	674
Interest capitalized, net of amortization	(4)	(7)	2	11	12

Earnings available for fixed charges	$13,467	$12,384	$11,018	$10,288	$13,349

Fixed charges:
Interest incurred:
Consumer products	$744	$871	$747	$689	$473
Financial services	81	107	94	105	100

	825	978	841	794	573

Portion of rent expense deemed to represent interest factor	102	104	97	105	101

Fixed charges	$927	$1,082	$938	$899	$674

Ratio of earnings to fixed charges (A)	14.5	11.4	11.7	11.4	19.8

(A)

Earnings from continuing operations before income taxes, and equity earnings and minority interest, net for the year ended December 31, 2002, include a non-recurring pre-tax gain of $2,631 million related to the Miller Brewing Company transaction. Excluding this gain, the ratio of earnings to fixed charges would have been 15.9 to 1.0 for the year ended December 31, 2002.